August 6, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention:    Karl Hiller, Branch Chief

Re:                             Transocean Ltd.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 27, 2014
File No. 0-53533

Dear Mr. Hiller:

The following is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated July 24, 2014, from Karl Hiller, Branch Chief, with respect to the above referenced filing of Transocean Ltd. (the “Company”). For your convenience, each of our responses is prefaced by the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Operating Results, page 36

Comment:

1.                                      We note your disclosure regarding the prospect for recognizing asset impairments, stating “We may also be required to recognize losses on the impairment of one or more of our asset groups as a result of any significant changes in composition of our asset groups” and, in the Form 10-Q for the quarter ended March 31, 2014, also stating that such changes “could occur as the result of certain transactions in the near future.”

Please expand your disclosure to clarify the reasons for this concern. For example, you should discuss any material events and uncertainties known to management regarding the composition of your asset groups that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition including descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations.

Company Response:

We have disclosed that we are engaged in efforts to dispose of non-strategic assets.  We have focused such efforts on reducing our exposure to low-specification and older drilling units.  During the preparation of our annual report on Form 10-K, we were engaged in active discussions with a potential buyer of certain of our drilling units.  We had evaluated the facts and circumstances of the discussions as of December 31, 2013 and concluded that the potential transactions involved a high degree of uncertainty of occurring since (a) the assets being considered for the sale transaction were changing during the course of the discussions and (b) certain substantive terms involved significant uncertainty, such as substantial transition services required by the potential buyer, the market price of the drilling units that may be involved in the potential transactions and the timing of such potential transactions.  We elected to add the noted disclosure regarding potential for impairment of one or more of our asset groups since, under certain scenarios, the potential transactions involved certain drilling units that, if such drilling units had been removed from the asset group or asset groups, could have increased the likelihood of an impairment of the remaining asset group or asset groups.  We made such disclosure to communicate potential material events that would have an impact on future operations without disclosing potential transactions that involved a high degree of uncertainty or that were in the early stages of discussions, many of which do not materialize.  Subsequent to filing our annual report on Form 10-K for the year ended December 31, 2013 and our quarterly report on Form 10-Q for the quarterly period ended March 31, 2014, the discussions ceased and the transactions did not materialize.

In our ongoing evaluation of non-strategic assets, we continue to make this disclosure since discussions could develop into transactions that could have a similar effect.  These discussions, however, are under confidentiality agreements and involve a high degree of uncertainty as many do not materialize.  In this regard, we note that the Commission has indicated “where disclosure is not otherwise required, and has not otherwise been made, the MD&A need not contain a discussion of the impact of such negotiations where, in the registrant’s view, inclusion of such information would jeopardize completion of the transaction.”  (Release No. 34-26831 (May 18, 1989))  We acknowledge our responsibility to discuss any material events and uncertainties known to management regarding the composition of our asset groups that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition including descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past.  Accordingly, we will expand our disclosure, based on the facts and circumstances, when such discussions become public and involve enough certainty as to warrant such enhanced disclosure.

Closing Comments

In connection with this response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ David Tonnel
David Tonnel
Senior Vice President, Finance and Controller